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                             February 20, 2024

       Chee Hoong Lew
       Chief Executive Officer
       WF Holding Ltd
       Lot 3893, Jalan 4D
       Kg. Baru Subang
       Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

                                                        Re: WF Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
24, 2024
                                                            CIK No. 0001980210

       Dear Chee Hoong Lew:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise to state the number of shares of common stock to be offered. Refer to Item
                                                        501(b)(2) of Regulation
S-K and Question 227.02 of our Securities Act Rules Compliance
                                                        and Disclosure
Interpretations.
       Prospectus Summary
       Our Company, page 1

   2. Please revise to disclose the basis for your claim that you are a leading manufacturer of fiberglass reinforced
plastic. Please clarify whether the basis for your leadership is supported by
quantitative criteria such as market share by revenues or similar measures.
 Chee Hoong Lew
FirstName LastNameChee Hoong Lew
WF Holding  Ltd
Comapany20,
February  NameWF
            2024 Holding Ltd
February
Page 2 20, 2024 Page 2
FirstName LastName
The Malaysian FRP Market, page 2

3. Please update disclosure in this section and elsewhere to reflect information as of the date of your prospectus. In this regard, we note that industry and economic information relating
         to 2023 is discussed in prospective terms (e.g., as    expected    or
  projected   ).
The Offering, page 8

4.       Your disclosure indicates that the representative   s warrants and
shares underlying such
         warrants are being registered on the registration statement, but also indicates that
         immediate    piggyback    registration rights exist with respect to
the underlying shares.
         Please revise to reconcile this apparent inconsistency, or advise. Risk Factors, page 10

5. Please revise your disclosure throughout this section to describe the specific impacts of identified risks on your business and results of operations to date, rather than presenting such risks as hypothetical, including quantification of amounts where possible. For example, and without limitation, describe your actual experience and related impacts with respect to excess product inventory, product shortages, quality claims, raw material supply and costs, supply chain disruptions, and interruption of delivery services or other business operations.
6. Please add risk factor disclosure relating to your dependence on a limited number of customers or suppliers, as appropriate. In this regard, we note disclosure elsewhere that a single customer accounted for 29% of your revenues in 2021. Refer to
Item 4 of Form F-1
         and Item 3.D of Form 20-F.
7. We note disclosure that you will be a controlled company based on the ownership of Lew
         Capital following the offering. Please revise your risks factors to highlight potential conflicts of interest related to the management roles, controlling shareholding interests, and family relationship of Chee Hoong Lew and Chee Seong Lew. Developments in the social, political, regulatory and economic environment in
Malaysia...., page
17

8. Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

9. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties
 Chee Hoong Lew
WF Holding Ltd
February 20, 2024
Page 3
         resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Term Loans, page 34

10. Please revise your disclosure to describe material terms of the asset sale agreements over
         Shariah compliant commodities and the legal charge over Win-Fung   s
factory.
         Additionally revise your related party transactions section to discuss the guarantees and letter of subordination of advances from Win-Fung directors referenced here.
Critical Accounting Policies
Reveune Recognition, page 35

11. We note the year over year increase in Installation and maintenance service revenue;
         however, your disclosed revenue recognition policy appears focused only on the accounting for product sales. Please expand your disclosure here, and within your significant account policies (revenue recognition on page F-10) to describe your recognition polices for installation and maintenance agreements. Business, page 40

12. Please revise your disclosure to more fully describe the consultation, delivery, installation, and repair and maintenance services that you provide.
Customers, Sales and Marketing, page 44

13. Please expand your disclosure to describe the current markets for your products and services, clarifying the extent to which your customers are based in Malaysia or elsewhere. Additionally describe your plans to expand into new international markets, referenced elsewhere, including your expected timing, milestones, and material obstacles to overcome.
Government Regulation, page 46

14. Please revise this section to more closely relate the description of regulation to your business operations, products, and services. Include a description of
(i) the material effects
FirstName LastNameChee Hoong Lew
       of government regulations on your business and (ii) any environmental issues that may
Comapany   NameWF
       affect          HoldingofLtd
              your utilization   property, plants, and equipment. Refer to Item
4 of Form F-1 and
       Items
February  20, 4.B.8 and 4.D
              2024 Page   3 of Form 20-F.
FirstName LastName
 Chee Hoong Lew
FirstName LastNameChee Hoong Lew
WF Holding  Ltd
Comapany20,
February  NameWF
            2024 Holding Ltd
February
Page 4 20, 2024 Page 4
FirstName LastName
Related Party Transactions, page 58

15. We note references to related party sales, purchases, and rental income and expense.
         Please revise disclosure in this section to provide the information required by Item 4 of
         Form F-1 and Item 7.B of Form 20-F. Additionally disclose whether you intend to adopt a policy regarding related party transactions and, if so, describe the material provisions thereof.
16. Please file any related party agreement that constitutes a material contract pursuant to Item
         601(b)(10) of Regulation S-K as an exhibit to your registration statement.
General

17. We note you are registering shares for both a primary and a secondary resale offering.
         Please revise both prospectuses to address the following:

                Briefly describe the other offering, including the number of shares, on the cover page of each prospectus;
                Include an explanatory note that describes both offerings, including any differences in timing and pricing;
                Revise page 8 of the summary, which currently describes only the primary offering, to also describe the resale offering and amount of shares being sold by the selling shareholders;
                Provide appropriate risk factor disclosure regarding the potential impacts of the resale offering on the company and investors; and
                Identify, by footnote or otherwise, the shareholders listed in your table of beneficial ownership who are offering shares in the resale offering.

         In addition, please revise the cover page of the resale prospectus to clarify whether the resale offering is conditioned upon the initial public offering and/or Nasdaq listing.
18. We note disclosure on pages 68 and 78 indicating that your shareholders have agreed to a six-month lockup, subject to certain exceptions. Please revise your disclosure to discuss the exceptions to the lock-up agreement, clarifying how the resale offering is consistent with the lock-up agreement.
 Chee Hoong Lew
FirstName LastNameChee Hoong Lew
WF Holding  Ltd
Comapany20,
February  NameWF
            2024 Holding Ltd
February
Page 5 20, 2024 Page 5
FirstName LastName
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Kevin (Qixiang) Sun